Correspondence

A4S SECURITY, INC.
498 N. Denver Avenue
Loveland, CO 80537

November 7, 2005

BY FACSIMILE AND EDGAR

Mr. Derek Swanson
Mr. Larry Spirgel
Securities And Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549

Re:	A4S Security, Inc. Registration Statement on Form SB-2 File No. 333-129320

Dear Messrs. Swanson and Spirgel:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, A4S Security, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 5:00 p.m. Eastern Time on Wednesday November 9, 2005, or at such later time as the Company may request by telephone to the Commission.

        The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you or any member of the Staff has comments or questions, please contact our counsel at Patton Boggs, LLP, Bob Bearman at (303) 894-6169 or Marci Fulton at (303) 894-6121.

Very truly yours, A4S SECURITY, INC. By /s/ Jeffrey G. McGonegal Jeffrey G. McGonegal, Chief Financial Officer

cc:    Robert M. Bearman, Esq.